SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 5)

                         Skyterra Communications, Inc.*
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Voting Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    83087K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                       2100 Third Avenue North, Suite 600
                            Birmingham, Alabama 35203
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

* IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     20,430,236

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     20,430,236

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,430,236

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.4%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     20,430,236

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     20,430,236

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,430,236

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.4%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     20,430,236

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     20,430,236

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,430,236

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.4%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,165,067

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,165,067

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,165,067

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.8%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,165,067

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,165,067

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,165,067

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,182,023

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,182,023

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,182,023

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.4%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,165,067

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,165,067

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,165,067

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     29,612,259

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     29,612,259

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,612,259

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.8%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     29,612,259

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     29,612,259

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,612,259

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.8%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 83087K107
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     29,612,259

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     29,612,259

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,612,259

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.8%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 83087K107
            ---------------------


Item 1.  Security and Issuer.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JANUARY 7, 2008.
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JANUARY 7, 2008.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 20,430,236 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 20,430,236 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 20,430,236 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 8,165,067 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 8,165,067 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 9,182,023 Shares.

As of the date hereof HMC may be deemed to beneficially own 8,165,067 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 29,612,259 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 29,612,259 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 29,612,259 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON JULY 25, 2008 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

          The Reporting Persons have entered into an agreement to acquire additional securities of the Issuer for investment. Other than as expressly set forth in Item 4 and Item 6 herein, the Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated required to be set forth herein.

          On August 22, 2008, Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Fund I, L.P. (the "Capital Fund"), and Harbinger Co-Investment Fund, L.P. (the "Satellite Fund" and collectively with the Master Fund, the Special Fund and the Capital Fund, the "Harbinger Funds" or "Harbinger") entered into a letter agreement (the "Agreement") with the Issuer, Mobile Satellite Ventures L.P. ("MSV LP") and Mobile Satellite Ventures Subsidiary LLC ("MSV LLC"). Pursuant to this Agreement, the Issuer and the Harbinger Funds have agreed to amend (i) the Master Contribution and Support Agreement between the Issuer, MSV LP, MSV LLC and the Harbinger Funds, dated July 24, 2008 (the "Master Agreement") and (ii) the Registration Rights Agreement between the Issuer, MSV LP, MSV LLC and the Harbinger Funds, dated July 24, 2008 (the "Registration Rights Agreement") (each as more specifically described below).

          Pursuant to the Agreement, the Issuer and Harbinger have agreed to amend the Master Agreement to eliminate Harbinger's to contribution to the Issuer of any equity interests in TVCC Holding Company, LLC ("TVCC") and to eliminate the Issuer's obligation to issue to Harbinger shares of Issuer common stock in exchange for such contribution. In consideration of the amendment, the Issuer has agreed to issue 10.3 million additional shares of its voting common stock to Harbinger if the business combination with Inmarsat plc contemplated by the Master Agreement is consummated.

The Agreement also provides that the Master Agreement will be amended so as to no longer contain any references, terms, conditions, representations, warranties, covenants, liabilities or other obligations with respect to TVCC, and that the definition of "Registrable Shares" in the Registration Rights Agreement will be amended to include the voting common stock to be issued to Harbinger pursuant to the Agreement, to the extent not already included therein.

          The descriptions set forth herein are qualified in their entirety by reference the Agreement, a copy of which is attached as an exhibit hereto, and which is incorporated by reference herein.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 20,430,236 Shares, constituting 46.4% of the Shares of the Issuer, based upon 44,368,731* Shares outstanding as of the date of this filing.

          The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 20,430,236 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 20,430,236 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

The Master Fund specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then the Master Fund specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 20,430,236 Shares, constituting 46.4% of the Shares of the Issuer, based upon 44,368,731* Shares outstanding as of the date of this filing.

          Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 20,430,236 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 20,430,236 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Harbinger Management specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then Harbinger Management specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 20,430,236 Shares, constituting 46.4% of the Shares of the Issuer, based upon 44,368,731* Shares outstanding as of the date of this filing.

          HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 20,430,236 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 20,430,236 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

HCM Investors specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then HCM Investors specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 8,165,067 Shares, constituting 20.8% of the Shares of the Issuer, based upon 39,323,089* Shares outstanding as of the date of this filing.

     The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,165,067 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,165,067 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

The Special Fund specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then the Special Fund specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 8,165,067 Shares, constituting 20.8% of the Shares of the Issuer, based upon 39,323,089* Shares outstanding as of the date of this filing.

     HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,165,067 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,165,067 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

HCPSS specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then HCPSS specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 9,182,023 Shares, constituting 23.4% of the Shares of the Issuer, based upon 39,323,089* Shares outstanding as of the date of this filing.

     HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,182,023 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,182,023 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

HMCNY specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then HMCNY specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 8,165,067 Shares, constituting 20.8% of the Shares of the Issuer, based upon 39,323,089* Shares outstanding as of the date of this filing.

          HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,165,067 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,165,067 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

HMC specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then HMC specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 29,612,259 Shares, constituting 61.8% of the Shares of the Issuer, based upon 48,259,157* Shares outstanding as of the date of this filing.

          Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 29,612,259 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 29,612,259 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Mr. Falcone specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then Mr. Falcone specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 29,612,259 Shares, constituting 61.8% of the Shares of the Issuer, based upon 48,259,157* Shares outstanding as of the date of this filing.

          Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 29,612,259 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 29,612,259 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Mr. Harbert specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then Mr. Harbert specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 29,612,259 Shares, constituting 61.8% of the Shares of the Issuer, based upon 48,259,157* Shares outstanding as of the date of this filing.

          Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 29,612,259 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 29,612,259 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Mr. Luce specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then Mr. Luce specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

-------------------------------------------------------------------------
* The number of outstanding shares is based on the 35,432,663 voting shares the Company reported outstanding as of August 18, 2008, adjusted for warrants held by the Reporting Persons.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON JULY 25, 2008 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

         A description of the following document is set forth in response to
Item 4 above:

(i) Letter Agreement, dated August 22, 2008, between the Harbinger Funds, the Issuer, MSV LP and MSV LLC.
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit O: Side Letter to the Master Contribution and Support Agreement, dated as of July 24, 2008.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.*
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

HMC Investors, L.L.C. *

By: /s/ William R. Lucas, Jr.
------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

HMC - New York, Inc. *

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbert Management Corporation*

By: /s/ William R. Lucas, Jr.
-----------------------------

/s/ Philip Falcone*
-----------------------------
Philip Falcone

/s/ Raymond J. Harbert*
-----------------------------
Raymond J. Harbert

/s/ Michael D. Luce*
-----------------------------
Michael D. Luce


August 25, 2008

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                     Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 5, dated August 25, 2008 relating to the Voting Common Stock of Skyterra Communications, Inc. shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbinger Capital Partners Offshore Manager, L.L.C. *
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

HMC Investors, L.L.C. *

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

HMC - New York, Inc. *

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbert Management Corporation*

By: /s/ William R. Lucas, Jr.
-----------------------------

/s/ Philip Falcone*
-----------------------------
Philip Falcone

/s/ Raymond J. Harbert*
-----------------------------
Raymond J. Harbert

/s/ Michael D. Luce*
-----------------------------
Michael D. Luce


August 25, 2008

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                                                     Exhibit B

                                    Exhibit B

                    Transactions in the Voting Common Stock
                    ---------------------------------------

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

       Date of                    Number of Shares             Price per Share
     Transaction                  Purchase/(Sold)
                                        None

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

       Date of                    Number of Shares             Price per Share
     Transaction                  Purchase/(Sold)
                                        None

                    Transactions in the Series 1-A Warrants
                    ---------------------------------------

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

       Date of                    Number of Shares             Price per Share
     Transaction                  Purchase/(Sold)
                                        None

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

       Date of                    Number of Shares             Price per Share
     Transaction                  Purchase/(Sold)
                                        None


                    Transactions in the Series 2-A Warrants
                    ---------------------------------------

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

       Date of                    Number of Shares             Price per Share
     Transaction                  Purchase/(Sold)
                                        None

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

       Date of                    Number of Shares             Price per Share
     Transaction                  Purchase/(Sold)
                                        None

SK 03773 0003 913813